UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 3, 2020

(Date of earliest event reported)

RSE ARCHIVE, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1920898
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #10COBB membership interests; Series #POTTER membership interests; Series #TWOCITIES membership interests;  Series #FROST membership interests;  Series #BIRKINBLEU membership interests;  Series #SMURF membership interests;  Series #70RLEX membership interests;  Series #EINSTEIN membership interests;  Series #HONUS membership interests;  Series #75ALI membership interests;  Series #71ALI membership interests;  Series #APROAK membership interests;  Series #88JORDAN membership interests;  Series #BIRKINBOR membership interests;  Series #33RUTH membership interests;  Series #SPIDER1 membership interests;  Series #BATMAN3 membership interests;  Series #ROOSEVELT membership interests;  Series #ULYSSES membership interests;  Series #56MANTLE membership interests;  Series #AGHOWL membership interests;  Series #98JORDAN membership interests;  Series #18ZION membership interests;  Series #SNOOPY membership interests;  Series #APOLLO11 membership interests;  Series #24RUTHBAT membership interests;  Series #YOKO membership interests;  Series #86JORDAN membership interests;  Series #RUTHBALL1 membership interests;  Series #HULK1 membership interests;  Series #HIMALAYA membership interests;  Series #55CLEMENTE membership interests;  Series #38DIMAGGIO membership interests;  Series #BOND1 membership interests;  Series #LOTR membership interests;  Series #CATCHER membership interests;  Series #SUPER21 membership interests;  Series #BATMAN1 membership interests;  Series #GMTBLACK1 membership interests;  Series #BIRKINTAN membership interests; Series #61JFK membership interests; Series #50JACKIE membership interests; Series #POKEMON1 membership interests; Series #LINCOLN membership interests; Series #STARWARS1 membership interests; Series #56TEDWILL membership interests; Series #68MAYS membership interests; Series #TMNT1 membership interests; Series #CAPTAIN3 membership interests; Series #51MANTLE membership interests; Series #CHURCHILL membership interests; Series #SHKSPR4 membership interests; Series #03KOBE membership interests; Series #03LEBRON membership interests; Series #03JORDAN membership interests; Series #39TEDWILL membership interests; Series #94JETER membership interests; Series #2020TOPPS membership interests; Series #FANFOUR1 membership interests; Series #86RICE membership interests; Series #DAREDEV1 membership interests; Series #85MARIO membership interests; Series #TOS39 membership interests; Series #05LATOUR membership interests;

Series #16SCREAG membership interests; Series #14DRC membership interests; Series #57MANTLE membership interests; Series #FAUBOURG membership interests

(Securities issued pursuant to Regulation A)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On August 3, 2020, the Board of Directors accepted the resignation of Christopher Bruno as the former Chief Executive Officer of RSE Markets Inc., the Managing Member of RSE Archive, LLC. He will continue serving as President of RSE Markets Inc. and will remain on the Board of Directors of RSE Markets Inc. There was no known disagreement with Christopher Bruno regarding the operations, policies, or practices of RSE Markets Inc.

ITEM 9. OTHER EVENTS

George Leimer Joins as CEO

On August 3, 2020, the Board appointed George Leimer to serve as Chief Executive Officer of RSE Markets Inc. and serve on the Board of Directors for RSE Markets Inc.

George is a seasoned business and technology executive with extensive experience working in a diverse collection of industries ranging from e-commerce, content-creation, consumer internet, and entertainment. He has hands-on knowledge gained from direct leadership in general management, product development, and product marketing roles and early-stage experience from company formation through fund-raising, launch/operation and acquisition.

Most recently George was the Senior Vice President of data platforms at Disney where he led the transformation of The Walt Disney Company’s consumer identity platform from an on-premises monolithic architecture to a highly available and scalable cloud-based solution. He led both technology and product groups at ESPN as a Vice President from 2013-2018 building products and running development groups.

From 2007 until 2009 George was a senior manager of online store merchandising at Apple. He had an entrepreneurial hiatus from Apple from 2009 until 2012 in which cofounded BigDeal.com, a hybrid gaming/ecommerce business. He returned to Apple in 2012 where he was the director of online store merchandising until he departed for ESPN in 2013.

George held various senior operations and technology roles at eBay and subsidiary Half.com from 1999 until 2007. In his tenure at eBay, George launched various services and led a portfolio of businesses generating $2B in annual Gross Merchandise Sales.

George Graduated from Weidner University in 1987 with a bachelor's in Management and an MIS Concentration.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

Dated: September 28, 2020

By: /s/ George Leimer

Name: George Leimer

Title: Chief Executive Officer